Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Unaudited)

	For the Year Ended December 31,
$s in thousands	2012	2011	2010	2009	2008

Earnings (as defined):
Earnings before income taxes	$41,718	$29,807	$22,186	$23,483	$35,233
Fixed charges	900	1,635	368	105	155
Earnings	$42,618	$31,442	$22,554	$23,588	$35,388

Fixed charges (as defined):
Interest expense	$878	$1,604	$320	$2	$7
Estimated interest within rental expense	22	31	48	103	148
Fixed charges	$900	$1,635	$368	$105	$155

Ratio of earnings to fixed charges	47.3	19.2	61.2	225.1	228.2